1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD EXECUTES US$150 MILLION CREDIT FACILITY

December 7, 2011, Vancouver, BC - Great Basin Gold Ltd, (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that all parties have executed the Term Facility Agreement for the previously announced US$150 million finance facility (the “facility”) provided by Credit Suisse AG and Standard Chartered Bank on a co-arranger basis. Following the fulfillment of customary conditions precedent which include finalization of ancillary agreements, counsel opinions and execution of the restructured Zero Cost Collar (“ZCC”) hedge agreement, the transaction is expected to close, with funds expected to be available for draw down, on or before December 15, 2011.

The facility, for which the Burnstone project is primary security, has a maximum term of 5 years from date of draw down, with capital repayment commencing March 15, 2013 and bears interest at a margin of 4% over the USD LIBOR rate. Proceeds from this facility will be used to settle the outstanding principle amount of Term loan 1 (refer interim financial statements for the period ending September 30, 2011) and amounts drawn down under the standby debt facility (closed in August 2011).

Ferdi Dippenaar, CEO and President commented; “We are extremely pleased with the speed and efficiency with which this low cost facility was arranged and executed by the lenders. Following the operational delays the credit facility provides the funding required to finance the additional development to help enable the delivery of the previously announced 2012 production build-up plan at Burnstone.”

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9223
Barbara Cano at Breakstone Group in the USA	1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.